As filed with the Securities and Exchange Commission on June 1, 2015
File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER
GRANTING EXEMPTIONS FROM SECTIONS 18(c), 18(i) AND 61(a) OF THE 1940 ACT AND
PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER
THE 1940 ACT

CĪON INVESTMENT CORPORATION AND CĪON INVESTMENT MANAGEMENT, LLC

Written and oral communications regarding this Application should be addressed to:

Michael A. Reisner, Co-President and Co-Chief Executive Officer
Mark Gatto, Co-President and Co-Chief Executive Officer
CĪON Investment Corporation
3 Park Avenue, 36th Floor
New York, NY 10016
Tel: (212) 418-4700

Copies to:

Richard Horowitz, Esq.
Matthew K. Kerfoot, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3525

This Application (including Exhibits) contains 16 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
In the Matter of: CĪON INVESTMENT CORPORATION AND CĪON INVESTMENT MANAGEMENT, LLC Investment Company Act of 1940 File No. 812-

APPLICATION PURSUANT TO SECTION 6(c) OF
THE 1940 ACT FOR AN ORDER GRANTING
EXEMPTIONS FROM SECTIONS 18(c), 18(i) AND
61(a) OF THE 1940 ACT AND PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE 1940 ACT AND
RULE 17d-1 UNDER THE 1940 ACT

I.      THE PROPOSAL

1.    CĪON Investment Corporation (“CIC”) and CĪON Investment Management, LLC (“CIM,” and, together with CIC, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c), 18(i) and 61(a) of the 1940 Act and pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit CIC to offer investors multiple classes of shares, interests or units, as the case may be (“Shares”),1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application.  The Applicants request that the order also apply to any closed-end management investment company, including, but not limited to, any such company that elects to be regulated as a business development company (“BDC”), in the future, for which CIM or any entity controlling, controlled by or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with CIM, acts as investment adviser.2

2.
                    A.    CIC was organized under the General Corporation Law of the State of Maryland on August 9, 2011 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act.  In addition, CIC has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to maintain RIC qualification in the future.  CIC’s investment objective is to generate current income and, to a lesser extent, capital appreciation for investors.  CIC’s portfolio is comprised primarily of investments in senior secured loans, including first lien loans, second lien loans and unitranche loans, and, to a lesser extent, collateralized securities, structured products and other similar securities and long-term subordinated loans, referred to as mezzanine loans, of private and thinly traded U.S. middle-market companies.  In connection with CIC’s debt investments, it may receive equity interests such as warrants or options as additional consideration.  CIC may also purchase minority interests in the form of common or preferred equity in its target companies, typically in conjunction with one of its debt investments or through a co-investment with a financial sponsor.  CIC’s principal place of business is 3 Park Avenue, 36th Floor, New York, NY 10016.

        B.    CIM serves as the investment adviser of CIC and either it or an affiliated adviser will serve as the investment adviser to any Future Fund.  CIM is a Delaware limited liability company and is registered with the Commission under the Investment Advisers Act of 1940, as amended.  On the date of this Application, its sole client is CIC.  CIM is a subsidiary of ICON Investment Group, LLC and an affiliate of ICON Capital, LLC, which, together, provide alternative investment products to individual and institutional investors through publicly-registered programs, private funds and separately managed accounts.

3.                                      CIC accepts subscriptions for Shares on a continuous basis and issues Shares at weekly closings at prices that, after deducting selling commissions and dealer manager fees of up to 7.00% and 3.00%, respectively, must be above CIC’s net asset value per Share.  To the extent that CIC’s net asset value increases, Shares will be sold at a price necessary to ensure that Shares are not sold at a price per Share, after deducting selling commissions and dealer manager fees, that is below CIC’s net asset value per Share.  In the event that (i) the net asset value per Share decreases to more than 2.5% below CIC’s current net offering price and (ii) the board of directors (the “Board”) of CIC believes that such decrease in net asset value per Share is the result of a non-temporary movement in the credit markets or the value of CIC’s assets, the Board will undertake to establish a new net offering price that is not more than 2.5% above CIC’s net asset value per Share. If the Board determines that the decline in CIC’s net asset value per Share is the result of a temporary movement in the credit markets or the value of CIC’s assets, investors will purchase Shares at an offering price per Share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per Share of greater than 2.5%.

1 As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of CIC, as defined below. The holders of Shares are referred to as “Shareholders.”

2 These closed-end funds may serve as feeder funds into CIC pursuant to Section 12(d)(1)(E) of the 1940 Act.

    CIC currently issues a single class of Shares (the “Initial Class”).  CIC may offer additional classes of Shares, as described below in Section I.6.

4.                 CIC repurchases Shares on a quarterly basis on such terms as may be determined by the Board in its complete and absolute discretion unless, in the judgment of the independent directors (the “Directors”) of the Board, such repurchases would not be in the best interests of CIC’s Shareholders or would violate applicable law.  CIC conducts such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (“1934 Act”), and the 1940 Act.

    CIC limits the number of Shares to be repurchased during any calendar year to the number of Shares it can repurchase with the proceeds from the sale of Shares under its second amended and restated distribution reinvestment plan.  At the sole discretion of the Board, CIC may also use cash on hand, cash available from borrowings and cash from the liquidation of investments as of the end of the applicable period to repurchase Shares.  In addition, CIC limits repurchases in any calendar year to 15% of the weighted average number of Shares outstanding in the prior calendar year, or 3.75% in each quarter.  CIC Shareholders may tender all of the Shares that they own.

5.                 As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of CIC will represent investments in the same portfolio of securities but will be subject to different expenses (such as asset-based service and/or distribution fees).  Thus, the net income attributable to, and any distributions payable on, each class of Shares will differ from each other from time to time.  As a result, the net asset value per Share of the classes may differ over time.

6.                 Under the proposal, each class of Shares of CIC would be offered in periodic closings generally as described in Section I.3 above.  One or more new Share classes (the “New Classes”) may charge a differing front-end sales load and an annual asset-based service and/or distribution fee.  Initial Class Shares would continue to be offered as described above.  Each class of Shares of CIC would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end funds (including BDCs), and with the provisions of the NASD Rule3 as if it applied to CIC.  The structures of the proposed classes of Shares are described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

7.                 A number of precedents exist for the implementation of a multiple-class system and the inclusion of asset-based service and/or distribution fees for closed-end funds,4 substantially similar to the relief sought by the Applicants.  We submit that such an application with respect to closed-end funds electing to be treated as BDCs presents substantially similar regulatory considerations.

3 “NASD Rule” shall mean either the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto, with respect to any closed-end fund that has not elected to be regulated as a BDC, or Rule 2310 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Manual, as such rule may be amended, or any successor rule thereto, with respect to any closed-end fund that has elected to be regulated as a BDC.

4 See, e.g., Princeton Private Equity Fund, Investment Co. Act Rel. No. 31512 (March 25, 2015) (Notice) and Investment Co. Act Rel. No. 31562 (April 22, 2015) (Order); Corsair Opportunity Fund, et al., Investment Co. Act Rel. No. 31454 (February 10, 2015) (Notice) and Investment Co. Act Rel. No. 31501 (March 10, 2015) (Order); Morgan Creek Global Equity Long/Short Institutional Fund, et al., Investment Co. Act Rel. No. 31369 (December 11, 2014) (Notice) and Investment Co. Act Rel. No. 31405 (January 6, 2015) (Order); Alternative Strategies Fund, Investment Co. Act Rel. No. 31360 (December 1, 2014) (Notice) and Investment Co. Act Rel. No. 31400 (December 24, 2014) (Order); AllianceBernstein Multi-Manager Alternative Fund et al., Investment Co. Act Rel. No. 31322 (October 31, 2014) (Notice) and Investment Co. Act Rel. No. 31345 (November 24, 2014) (Order); Evanston Alternative Opportunities Fund, Investment Co. Act Rel. No. 31250 (September 15, 2014) (Notice) and Investment Co. Act Rel. No. 31285 (October 14, 2014) (Order); Resource Real Estate Diversified Income Fund, Investment Co. Act Rel. No. 31093 (June 23, 2014) (Notice) and Investment Co. Act Rel. No. 31162 (July 22, 2014) (Order); Multi-Strategy Growth & Income Fund et al., Investment Co. Act Rel. No. 30860 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); and Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order).

II.      STATEMENT OF FACTS

1.                 The Applicants

    A.    CIC is organized as described in Section I.2.A. above.

    B.    CIM is organized as described in Section I.2.B. above.

2.                 Current Structure and Characteristics

    A.                  CIC’s Shares are currently offered as described in Section I.3 above.

    B.                  CIC does not continuously redeem Shares as does an open-end management investment company.  Unlike shares of many closed-end management investment companies, Shares of CIC are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ.  Furthermore, although CIC’s Shares may list on a securities exchange in the future, they may not do so for a significant time after the offering period, and it is not expected that a secondary market in CIC’s Shares will develop.5  However, in order to provide a limited degree of liquidity to Shareholders, CIC offers to repurchase Shares on a quarterly basis pursuant to Rule 13e-4 under the 1934 Act as described in detail in Section I.4 above.  Repurchases are made on such terms as may be determined by the Board, in its sole discretion.6

3.                Proposed Class Structure and Characteristics

    A.    CIC proposes to engage in a continuous offering of Shares in the manner described below.  CIC is seeking the ability to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes.  In the future, the Board could adopt these or other sales charge structures.  Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares.

    B.    Initial Class Shares would continue to be offered as described above in Section I.3 and in CIC’s current prospectus (the “Prospectus”).

    C.    Any New Classes of Shares would be offered in substantially the same manner as the Initial Class Shares and may charge a different front-end sales load and/or an annual asset-based service and/or distribution fee.  In the future, the Board could adopt this or another sales charge structure.

4.                 Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the NASD Rule.7

    Service fees compensate CIC’s distributor (the “Distributor”) and selected brokers, dealers or other financial intermediaries that provide personal services to Shareholders and/or maintain Shareholder accounts.  Such Shareholder services and maintenance may include, but are not limited to, establishing and maintaining Shareholder accounts and records, processing subscriptions and repurchases, answering inquiries regarding CIC and its special features, and other services as may be agreed upon from time to time and permitted by applicable statute, rule or regulation.  The Applicants represent that these asset-based service fees will comply with the provisions of the NASD Rule.

5 CIC will cease relying on the relief requested herein upon the listing of any class of its Shares on a securities exchange.

6 CIC does not currently subject Shares to an “early withdrawal charge” (“Repurchase Fee”) if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of such Shares is less than a specified period (for example, one year), but may subject Shares to a Repurchase Fee in the future.  A Repurchase Fee is defined for purposes of this application as a fee assessed to a Shareholder upon repurchase of Shares and payable to CIC.  Any Repurchase Fee charged by CIC would not be the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Repurchase Fee would be payable to CIC to compensate long-term Shareholders for the expenses related to shorter-term investors, in light of CIC’s generally longer-term investment horizons and investment operations. Although CIC does not currently impose CDSCs, it may elect to do so in the future, in which event it would only do so pursuant to Rule 6c-10 under the 1940 Act.

7 Applicants note that FINRA Rule 2310 does not impose a separate limit on asset-based service or distribution fees.  Accordingly, CIC would not be limited with respect to asset-based service or distribution fees, although CIC would remain subject to the overall compensation limits of FINRA Rule 2310.

   Distribution fees would be paid pursuant to a plan of distribution with respect to a class (a “Distribution Plan”) adopted by CIC in compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end funds, including funds electing to be treated as BDCs.  Under the Distribution Plan, CIC would compensate the Distributor, brokers, dealers and other financial intermediaries for activities primarily intended to result in the sale of Shares.  The Applicants represent that these asset-based distribution fees will comply with the provisions of the NASD Rule.8  The Applicants note that if a Distribution Plan were to be adopted by CIC, the Board would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of CIC’s Directors, including a majority of the Directors who are not interested persons within the meaning of Section 2(a)(19) of the 1940 Act, and who have no direct or indirect financial interest in the operation of such Distribution Plan or in any agreements related to such Distribution Plan, as provided for in Rule 12b-1.  Any such Distribution Plan also would require Shareholder approval.

5.    Any Repurchase Fee will apply equally to all Shareholders, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act.  CIC may waive the Repurchase Fee for certain categories of Shareholders or transactions to be established from time to time.  To the extent CIC determines to waive, impose scheduled variations of, or eliminate, the Repurchase Fee, CIC will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Repurchase Fee were a CDSC and as if CIC were an open-end investment company and CIC’s waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders.

6.                 All expenses incurred by CIC will be allocated among its various classes of Shares based on the respective net assets attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution Plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

7.                 In addition to distribution and/or service fees, each class may, by action of the Board or its delegate, also pay a different amount of the following expenses:

(a)	administrative and/or accounting or similar fees (each as described in the Prospectus) incurred by a specific class;

(b)
legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, prospectuses, tender offer materials and proxies;

(c)	Blue Sky fees incurred by a specific class, if applicable;

(d)	Commission registration fees incurred by a specific class;

(e)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(f)	Directors’ fees incurred as a result of issues relating to a specific class;

(g)	Auditors’ fees, litigation expenses and other legal fees and expenses relating to a specific class;

(h)	incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(i)	account expenses relating solely to a specific class;

8 See supra n. 6.

(j)	expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(k)
any such other expenses (not including advisory or custodial fees or other expenses related to the management of CIC’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

   Any income, gain, loss and expenses not allocated to specific classes as described above shall be charged to CIC and allocated to each class in a manner consistent with Rule 18f-3(c)(1)(i) under the 1940 Act.

8.         From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics described above of the Initial Class and New Class Shares, including, without limitation, in the following respects: (1) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (2) voting rights with respect to a Distribution Plan and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular Class of Shares allocated on a class basis as described in this Application; (5) differences in any distributions and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act.  CIC will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company.  Accordingly, CIC’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in the repurchase price applicable to each class, resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

9.         Because of the different distribution fees, Shareholder services fees and any other class expenses that may be attributable to the different classes, the net income attributable to, and any distributions payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.  Expenses allocated to a particular class of Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.           EXEMPTIONS REQUESTED

1.         The Multiple Share Class System

    The Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares may be deemed to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus prohibited by Section 18(c) and to violate the equal voting provisions of Section 18(i) of the 1940 Act (made applicable to CIC by Section 61(a) of the 1940 Act).

2.                 Asset-Based Service and/or Distribution Fees

    The Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (made applicable to CIC by Section 57(i) of the 1940 Act) to the extent necessary for CIC to pay asset-based service and/or distribution fees.

IV.           COMMISSION AUTHORITY

1.                 Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act if, and to the extent that, the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

2.                 Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting a transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction.  In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.  Section 57(i) of the 1940 Act, by reference to Section 17(d) and Rule 17d-1, extends the same prohibitions, as well as the considerations of the Commission regarding applications submitted under Section 17(d) and Rule 17d-1, to BDCs.

V.           DISCUSSION

1.         Background

    A.                In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.9  For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

    B.                 Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms.  Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.  Under this bifurcated system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity.  In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide an opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.10

    C.                 One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.”  These funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

    D.                 Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.11

    Rule 23c-3 was adopted in April 1993.12  Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.13

    E.    Developments since the initial closed-end interval funds make further innovation appropriate. Closed-end funds, including those electing to be treated as BDCs, cannot rely on Rule 23c-3.  Therefore, there exist a number of closed-end funds (including BDCs) providing liquidity pursuant to Rule 13e-4 tender offers, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds.  Moreover, a number of precedents exist for the implementation of a multiple-class system and the inclusion of asset-based service and/or distribution fees substantially similar to that for which the Applicants seek relief with respect to closed-end funds that have not elected to be treated as BDCs.14

9 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

10Id. at 424.

11 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

12 Investment. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.

13 Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

14 See supra n. 6.

2.                 Multiple Classes of Shares – Exemptions from Section 61(a) under the 1940 Act

    A.                 The Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act, each of which is made applicable to CIC through Section 61(a) of the 1940 Act.

    B.    A registered closed-end investment company may have only one class of stock that is a senior security.15  In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company... to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

    C.    Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply... to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

    D.    The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having unequal voting rights, because under the Multiple Class System each class would be entitled to exclusive voting rights with respect to matters solely related to that class.  The Applicants state that the creation of multiples classes of Shares may thus be prohibited by Sections 18(c) and 61(a) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

    E.    The Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create New Classes of Shares with different pricing structures providing Shareholders with enhanced investment options.  Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors.  The proposed system would permit CIC to facilitate the distribution of Shares and provide investors with a broader choice of fee options.

    F.    By contrast, if CIC were required to organize separate investment portfolios for each class of Shares, the success of the new portfolio might be limited.  Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

    G.    Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios.  As CIC grows in volume of assets, the investors will derive benefits from economies of scale that might not be available at smaller volumes.

15 Under Section 61(a)(3) of the 1940 Act, a BDC may issue more than one class of senior security representing indebtedness.  As CIC’s multiple classes of Shares do not represent indebtedness, Applicants also request relief from Section 18(c).

    H.                 The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.16

    I.                   The Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures.  The Multiple Class System does not relate to borrowings and will not adversely affect CIC’s assets.  In addition, the proposed system will not increase the speculative character of the Shares.  The Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

    J.                  The Applicants believe that the rationale for, and the conditions contained in, Rule 18f-3 are as applicable to closed-end investment companies, including BDCs, seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies.  CIC will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosure.

    K.                 It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements.  The Applicants note that open-end funds and closed-end funds (including BDCs) are subject to different technical provisions governing the issuance of senior securities.  However, those technical differences do not appear relevant here.  While closed-end funds (including BDCs) may not issue multiple classes of Shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.17  Differing (and less restrictive) provisions regulating the issuance by closed-end funds (including BDCs) of debt or preferred stock should have no bearing on an application by a closed-end investment fund, including one electing to be treated as a BDC, for an exemptive order permitting the issuance of multiple classes of Shares.  In addition, issuance of an exemptive order allowing a BDC to issue multiple classes of Shares should raise no issues that would differ from a closed-end fund that has not elected to be regulated as a BDC making the same application.  Therefore, the Applicants propose to base the conditions under which CIC would issue multiple classes of Shares on those contained in Rule 18f-3.

    L.                 The Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of CIC in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders.  The Applicants are also aware of the need for full disclosure of the proposed Multiple Class System in their Prospectuses and of the differences among the various classes and the different expenses of each class of Shares offered.  The Applicants represent that these distribution and/or service fees will comply with the provisions of the NASD Rule.  The Applicants also represent that CIC will disclose in its Prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the Prospectus, as is required for open-end, multiple class funds under Form N-1A.18  As if it were an open-end management investment company, CIC will disclose fund expenses borne by each class of Shareholders during the reporting period in Shareholder reports19 and describe in its Prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.20  CIC will include any such disclosures in its Shareholder reports and Prospectus to the extent required as if CIC were an open-end fund.  CIC will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding Prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to CIC.21  CIC will contractually require that any other distributor of its Shares comply with such requirements in connection with the distribution of the Shares.

16 See Investment Co. Act Rel. No. 20915 (February 23, 1995).  As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders.  In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions.  Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class.  The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

17 See supra n. 3.

18 In all respects other than class-by-class disclosure, CIC intends to comply with the requirements of Form N-2.

19 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release). Closed-end funds that are BDCs will disclose comparable fund expense data in the applicable periodic reports which are provided to BDC shareholders pursuant to the 1934 Act.

20 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

21 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

                                    M.                The requested relief is substantially similar to prior exemptions granted by the Commission.22  In those cases, the Commission permitted continuously offered closed-end funds to implement multiple-class structures.  Accordingly, the Applicants believe that there is ample precedent for the implementation of a multiple-class system by CIC.

3.                Asset-Based Service and/or Distribution Fees

    A.                 The Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary, to permit CIC to impose asset-based service and/or distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company).  Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end funds, including BDCs.  Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.23

    B.    Section 17(d) of the 1940 Act prohibits an affiliated person of a closed-end investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations.  Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.  Section 57(i) of the 1940 Act, by reference to Section 17(d), extends those prohibitions (and the standards for a Commission order under Rule 17d-1) to BDCs.

    C.    In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether a closed-end fund’s (including a BDC’s) participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.  Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants.  Under Rule 17d-1, it is unlawful for an affiliated person of a closed-end fund (including a BDC), acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval.  The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

   D.    CIC will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if CIC were an open-end investment company.  Therefore, CIC will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. The Applicants note that, at the same time the Commission adopted Rule 12b-1,24 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters), whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1.  In its adopting release, the Commission stated:

22 See supra n. 3.

23 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

24 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act.  The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.25

    E.                 As a closed-end investment company, CIC may not rely on Rule 17d-3.  However, in light of the foregoing, the Applicants believe that any Section 17(d) concerns the Commission might have in connection with CIC financing the distribution of its Shares should be resolved by CIC’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies, including those electing to be treated as BDCs.  Accordingly, the Applicants undertake to comply, and undertake that CIC’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies, including those electing to be treated as BDCs.  CIC represents that the inclusion of asset-based service and/or distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the inclusion of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

    F.                 Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions.  Although CIC does not currently impose CDSCs, if it were to do so, the Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end funds (including BDCs). CIC also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs.  The Applicants further state that, in the event it imposes CDSCs, CIC will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.26  Finally, to the extent CIC determines to waive, impose scheduled variations of, or eliminate any, Repurchase Fees, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and its waiver of, scheduled variation in, or elimination of, the Repurchase Fee will apply uniformly to all Shareholders.  The Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

VI.           THE APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

The Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies (including those electing to be treated as BDCs), and will comply with the NASD Rule.

VII.           CORPORATE ACTION

CIC’s organizational documents empower the Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares.  The CIC Board has adopted resolutions, attached hereto as Exhibit B, authorizing CIC’s officers to file the Application with the Commission.

VIII.           CONCLUSION

1.                For the reasons stated above, the Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

25 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

26 Applicants anticipate, for example, that, if CIC plans to list one class of its Shares on a securities exchange, it would allow its Shareholders to exchange or otherwise convert their Shares of other classes into Shares of the class to be issued, and at such time may require the payment of any CDSC or Repurchase Fee that would otherwise be payable at such time. Such fees would be prominently disclosed to Shareholders.

2.                 The Applicants submit that the exemptions requested conform substantially to the precedent cited herein.

3.                 All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

Authorizations

    The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of CIC.  In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

    All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 1st day of June, 2015.

    The Applicants have caused this Application to be duly signed on their behalf on the 1st day of June, 2015.

CĪON INVESTMENT CORPORATION
By: /s/ Michael A. Reisner Name: Michael A. Reisner Title: Co-President and Co-Chief Executive Officer Date: June 1, 2015
CĪON INVESTMENT MANAGEMENT, LLC
By: /s/ Michael A. Reisner Name: Michael A. Reisner Title: Co-President and Co-Chief Executive Officer Date: June 1, 2015

VERIFICATION

STATE OF NEW YORK)
COUNTY OF NEW YORK)

The undersigned states that he has duly executed the attached Application for and on behalf of CĪON Investment Corporation and CĪON Investment Management, LLC; that he is the Co-President and Co-Chief Executive Officer of each such company; and that all actions necessary to authorize him to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Michael A. Reisner
Name: Michael A. Reisner
Title: Co-President and Co-Chief Executive Officer
Date: June 1, 2015

EXHIBIT B

RESOLUTIONS OF BOARD

CĪON INVESTMENT CORPORATION

APPROVAL OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF

WHEREAS, the board of directors (the “Board”) of CĪON Investment Corporation (the “Company”) has determined that it is in the best interests of the Company to file an application with the U.S. Securities and Exchange Commission (the “SEC”), including any amendments thereto, for an order pursuant to Sections 6(c), 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), granting exemptions from Sections 18(c), 18(i) and 61(a) of the 1940 Act and to permit the Company to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the preparation of the Application, and that the Co-Presidents and Co-Chief Executive Officers, Chief Financial Officer, or Secretary of the Company (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and each of them hereby is, authorized in the name and on behalf of the Company, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.